Exhibit 99.1

November 6, 2014

Fellow Oplink Shareholders:

Today marks the one-year anniversary of the last annual meeting of shareholders of Oplink Communications, Inc. (“Oplink” or the “Company”).  As of this writing, we are unaware of any steps taken by our Board of Directors (the “Board”) to call or prepare for the 2014 annual shareholder meeting (the “Annual Meeting”), such as setting a meeting date or establishing a record ownership date. Just last week, the Board was required to file an amended Form 10K because it now acknowledges that it “no longer expect[s] to file [its] definitive proxy statement” within 120 days of the end of its fiscal year.

The Board’s abdication of such an essential duty is indefensible and shameful.  As its name implies, the Annual Meeting is intended to occur once a year to enable shareholders to periodically register their views on the performance of their representatives on the Board. We, the shareholders, are the owners of Oplink – not the Board. It is our fundamental right to express our opinion, through the exercise of the shareholder franchise at the Annual Meeting, on the job that our Board is doing on our behalf. Delaying the director electoral process is a dereliction of the Board’s fiduciary duty and a violation of our rights as shareholders.  We will not stand idly by while the Board attempts to silence our collective voice. We plan on pursuing all available legal remedies, including petitioning the Delaware Court of Chancery for an order compelling the Board to hold our Annual Meeting forthwith.

Despite the Board’s public statement that “Oplink welcomes input from shareholders,” its actions continue to suggest otherwise. In addition to the Company’s refusal to hold the Annual Meeting, we note that the legacy directors have surrounded themselves with a full armament of entrenchment devices, such as: a staggered Board with three classes, despite having only five members; a poison pill, which limits shareholder ownership at 15% and which has never been offered to shareholders for approval; and a slew of other restrictions on shareholder participation in Company affairs. These include a prohibition on calling special meetings and acting by written consent or amending Oplink’s organizational documents by anything other than a prohibitively high supermajority vote. Further, rather than trying to gain from our perspective as one of Oplink’s largest shareholders, with ownership of approximately 7.5% of the Company, the Board has instead decided to waste shareholder capital on a cadre of expensive advisors hired specifically to fight the inclusion of our highly qualified director nominees. Such actions and policies contradict the Company’s assertions of receptiveness to shareholder input.

Regardless, we have attempted for months to work with the Board toward a constructive solution that includes our shareholder representatives joining the Board, as independent directors, for the benefit of all shareholders. However, with each passing day we grow more disturbed by the Board’s seeming indifference to shareholder concerns and its lack of urgency in addressing them. By failing to schedule the Annual Meeting, Oplink’s Board continues to show disregard for shareholders’ input and rights. We remain fully committed to take all steps necessary to make the shareholders’ voices heard in the boardroom by adding shareholder representatives on the Board with the skills and expertise necessary to ensure the Company – our Company –takes the requisite steps to unlock the substantial value which we strongly believe is not reflected in Oplink’s current stock price.

Oplink Shareholders For Change